

Mail Stop 3561

April 12, 2016

David R. Koos
Chief Executive Officer
Bio-Matrix Scientific Group, Inc.
4700 Spring Street, Suite 304
La Mesa, California 91942

Re: **Bio-Matrix Scientific Group, Inc.**
       Amendment 2 to Form 10-K for the Fiscal Year Ended September 30, 2015
       Filed January 8, 2016
       File No. 0-32201

Dear Mr. Koos:

We have reviewed your March 22, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 15, 2016 letter.

Consolidated Balance Sheet, page 4

1. We reviewed your response to comment 1 and the factors you considered in concluding that an other than temporary impairment should not be recognized. However, we understand that the fair value of your investment in Entest Biomedical, Inc. has been significantly less than cost since 2012. We also understand that Entest Biomedical, Inc. has a history of recurring losses, has significant working capital and stockholders' deficits and limited liquidity. In addition, your intent and ability to hold the investment until an anticipated recovery appears questionable as a result of your financial condition and liquidity. As a result of the duration and extent to which fair value has been less than cost, please provide us with more pervasive and objective evidence that supports a recovery in fair value in an acceptable period. In

that regard, it appears you should recognize an other than temporary impairment. Please refer to ASC 323-10-35.

Consolidated Statement of Operations, page 5

2. We reviewed your response to comment 2 and revision to your revenue recognition accounting policy in Note 1. Please reconcile the $192,000 of revenue recognized with the $100,000 payment disclosed in Note 10.

Consolidated Statement of Comprehensive Income, page 6

3. We reviewed your response to comment 3 and the revisions to your disclosure of total other comprehensive loss for each year. As previously noted, the unrealized gains or losses on available for sale securities for each year are still omitted. Please disclose a subtotal for other comprehensive income as required by ASC 220.

Consolidated Statement of Cash Flows, page 7

4. We reviewed your response to comment 4. However, the statement still reflects losses on settlement of debt through equity issuances and additional paid in capital transactions related to stock-based compensation as cash flows from financing activities as opposed to non-cash financing activities and as an adjustment to net income in cash flows from operating activities, respectively. As previously requested, please revise to separately disclose non-cash financing transactions in supplemental disclosure of noncash investing and financing activities and to disclose stock-based compensation as an adjustment to cash flows from operating activities. Please note that this comment also applies to Form 10-Q/A filed March 22, 2016.

Signatures, page 29

5. We reviewed your response to comment 9. We note that the signatures have not been revised as indicated in your response. Please refer to General Instruction D(2) of Form 10-K, and in future filings ensure that the report is signed by the registrant, and on behalf of the registrant by 1) its principal executive officer, 2) its principal financial officer, 3) its controller or principal accounting officer and 4) by at least a the majority of the board of directors or persons performing similar functions. In this regard, we would expect to see Mr. Koos sign the report in each capacity in which he serves to fulfill this requirement.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 with any questions.

Sincerely,

/s William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products